James R. Anderson

June 9, 2008

Dear fellow Genco Shareholder:

I am writing to you as a former Board member and the largest shareholder of Genco Resources Ltd. My spouse and I own 5 million Genco shares, equivalent to 12.2% of the shares outstanding. I believe that Genco is a company with a world class silver deposit that has consistently and substantially performed below its true potential. To improve the value of Genco’s shares, it is necessary to remove three of the seven current members of Genco’s Board: Robert Gardner, Gordon Blankstein and Brian Smith. To accomplish this, I need your votes at the June 26, 2008 shareholders’ meeting.

I am sure you know that the price of Genco’s shares has dropped by 52% over the past year. That compares with a decline of just 9.3% for a comparable peer group of 10 junior precious metals producers and an increase of 29% in the value of mining shares generally, as measured by the TSX Global Mining Index. Meanwhile, the price of silver has risen by 26% over the same period.

During my tenure on Genco’s Board from July 2007 to May 2008, I came to realize that Genco’s problems are rooted in poor mine management and weak corporate governance practices, including excessive compensation and disturbing conflicts of interest at the Board level. Genco’s operational results and share price are dismal because Genco consistently fails to meet its 340 tonnes per day production goal as a result of having no detailed and comprehensive mine plan. Investors are justified in questioning how Genco will be able to produce and mill the promised 5,000 tonnes per day of ore at its La Guitarra Mine in the long term when the Company has consistently failed to meet its long stated 340 tonnes per day production goal. The current mismanagement of the Company’s modest cash resources does not lead one to believe that the Company will successfully manage more sizeable cash resources as the Company grows and expands. These problems, with a lot more discipline, can and must be remedied.

Gardner and Blankstein, by virtue of the powers arising from their consulting arrangements and their dominance of Genco’s executive committee, have been primarily responsible for Genco’s poor financial and operating performance. Smith, who sits with them on other boards, has fully supported Gardner and Blankstein at Genco. I believe, based on my observations as a Genco director, that Gardner, Blankstein and Smith will not implement the necessary improvements in Genco’s operations or governance practices. That’s why I am making this appeal for your votes.

As you make your decision about the composition of Genco’s Board, please consider the following facts:

1.

Gardner and Blankstein are extracting excessive compensation, including bonuses, while Genco’s financial and operating performance deteriorates. In the past two years, Genco’s sales decreased, income became a substantial loss, expenses skyrocketed and mine production stagnated.

Gardner and Blankstein executed consulting contracts for their excessive compensation in 2007 (backdated to October 2006), when they controlled Genco’s Compensation Committee. Each now has compensation as follows:

  base pay of US$144,000;
  a bonus of up to US$250,000 (including US$500,000 to be paid retroactively for 2006 and 2007 when Genco missed production targets);
  a further bonus of 2% of Genco’s pre-tax income;
  a “merger” bonus of 1.5% of increased market capitalization from October 1, 2006 to the date of a merger. (which would equate to an combined bonus for both of $1,040,000 if Genco were sold at today’s depressed stock price); and
  stock options which included grants of options in 2006 and 2007 to purchase an aggregate of 487,850 shares, in the case of Blankstein, and 360,082 shares, in the case of Gardner.

This compensation is particularly exorbitant given that Gardner and Blankstein each have other principal occupations and that Blankstein is not even an executive officer of Genco. I commit to you that Genco will align Board compensation with industry practice if you help me remove Gardner, Blankstein and Smith.

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.

2.

For two years Gardner and Blankstein investigated and negotiated a material non-arm’s length transaction while Board members were kept in the dark. The US$4.9 million deal was only disclosed to the Board shortly before Genco disclosed it to the public. Under the deal, Genco bought control of a Utah-based mining company and agreed to flip it to a Vancouver- based company whose directors and significant shareholders included Gardner, Blankstein and Smith. In my opinion, Gardner disregarded good corporate governance practices by announcing the transaction on March 14, 2008, before non- conflicted members of Genco’s Board could provide their advice. It is telling that after the non-conflicted directors of Genco became involved, they negotiated improved terms. It would have been better still had Genco not embarked on this distracting and odd transaction, the benefit of which is uncertain for Genco. I commit to you that Genco will avoid related party transactions of questionable value if you help me remove Gardner, Blankstein and Smith from the Board.

3.

In my view, Gardner, Blankstein and Smith do not have the operational expertise necessary to guide Genco through the next stage of its development. I do have the necessary expertise. So do my colleagues and proposed nominees, Charles Schroeder and Lyle Weismantel. If we are elected, we will become immediately and actively involved in overseeing a complete review of Genco’s business and strategy, working closely with management and the four remaining members of Genco’s Board. Among other things, I expect that we will hire independent mining engineers to review the La Guitarra operations and recommend improvements, and we will ensure the swift completion of the long overdue mine plan and feasibility study. We are better positioned to improve strategy and execution than a Board dominated by Gardner, Blankstein and Smith.

4.

My spouse and I have never sold any of our Genco shares, unlike Gardner, Blankstein and Smith who are sustained and consistent sellers, suggesting they don’t have the confidence in Genco that we as shareholders should demand. Since January 1, 2006, Gardner, Blankstein and Smith have collectively sold more than 800,000 Genco shares, through over 140 trades with a combined value of more than $1.8 million, in open market transactions. Please refer to Appendix A of my information circular for their detailed selling history. Whose side are they on?

AS GENCO’S LARGEST SHAREHOLDER AND AS AN INDIVIDUAL WHO DOES NOT RECEIVE EXECUTIVE COMPENSATION FROM GENCO, MY INTERESTS ARE CLOSELY ALIGNED WITH YOURS. I BELIEVE A CHANGE IN THE BOARD IS NECESSARY AND WILL CONTRIBUTE TO AN INCREASE IN THE VALUE OF YOUR INVESTMENT.

I am spending a considerable amount of money to conduct this contest and my only goal is to increase Genco’s stock price through better governance and better production.

Genco has a world class silver deposit and I believe has significant potential to create value for shareholders. Help me unlock that value.

Your vote is extremely important – no matter how many or few shares you own. Please read the accompanying information circular. It will tell you more about why we are soliciting your vote to change the Genco board of directors. After you read the circular, I am confident that you will want to vote the yellow proxy and help me change the Board.

Sincerely,

“James R. Anderson”

James R. Anderson

For assistance, please call Laurel Hill Advisory Group toll-free at 1-888-268-4498 or visit www.savegenco.com
PROTECT YOUR INVESTMENT – VOTE YOUR YELLOW PROXY TODAY.